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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2005	March 31, 2004
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,517,983	2,526,572

Total Diluted Shares	2,553,438	2,582,450

Net Income	$ 1,114,365	$ 1,020,348

Basic Earnings Per Share	$ 0.44	$ 0.40

Diluted Earnings Per Share	$ 0.44	$ 0.40

	Nine Months Ended	Nine Months Ended
	March 31, 2005	March 31, 2004
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,518,528	2,548,172

Total Diluted Shares	2,565,813	2,609,256

Net Income	$ 2,835,363	$ 2,826,747

Basic Earnings Per Share	$ 1.13	$ 1.11

Diluted Earnings Per Share	$ 1.11	$ 1.08